Verizon California Inc.

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions)	Six Months Ended June 30, 2003

Income before provision for income taxes and cumulative effect of change in accounting principle	$442.0
Interest expense	60.5
Portion of rent expense representing interest	22.1
Amortization of capitalized interest	.7

Earnings, as adjusted	$525.3

Fixed charges:
Interest expense	$60.5
Portion of rent expense representing interest	22.1
Capitalized interest	2.2

Fixed charges	$84.8

Ratio of earnings to fixed charges	6.19